DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 16, 2004

John W. Thomson
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Re: AT&T Corp.
Incoming letter dated December 19, 2003

Dear Mr. Thomson:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to AT&T by Harold Freund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Harold Freund
764 E. Hwy 47
Troy, MO 64479

5907

AT&T

John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

December 19, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Harold Fruend
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Harold Fruend (the "Proponent") by letter dated April 29, 2003 and received by the Company on July 17, 2003. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that "the shareholders of AT&T ask the board of Directors to adopt an executive pay policy, that all future pay decreases or increases be performance-based."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)and RULE 14a-8(f)(1)IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. On the date his submission was received, July 17, 2003, the Proponent was the record owner of 83.68 shares of AT&T Corp. common stock. According to Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, dated July 13, 2001, p. 11, the market value of a shareholder's securities is determined by looking at whether, "on any date within 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices". During the 60 calendar day period, May 16, 2003 to July 17, 2003, the highest average of the bid and ask prices at which AT&T common stock traded on the New York Stock Exchange (see attached) was $21.57 on June 12, 2003. Accordingly, the value of the Proponent's holdings never exceeded $1,804.98 during this period. The Company notified Proponent of this procedural deficiency in a letter (see attached) dated July 24, 2003 (sent within 14 calendar days after receiving the Proposal on July 17, 2003) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal". To date, the Proponent has not replied to the Company's July 24 letter. Therefore, the Proponent has failed to satisfy the minimum ownership requirement of securities for the one-year period as of the date that he submitted the Proposal and the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Motorola, Inc., August 12, 2003, AT&T Corp., March 20, 2003, and Actuant Corp., October 9, 2002.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson

Enclosures

Harold G Fruend
764 E HWY 47
Troy, Missouri
63379

April 29, 2003

AT&T
Vice President - Law
and Secretary
AT&T Corp.
Room 3A123
One AT&T Way
Bedminster, New Jersey
07921 - 0752

Dear Ladies and Gentlemen:

Shareowner Proposal to be submitted for inclusion in AT&T 2004 Prony Statement

Resolved: The shareholders of AT&T ask the board of Director's to adopt an executive pay policy, that all future pay decreases or increases be performance - based. For the purpose of this resolution, a pay raise or pay cut is performance - based if the stock price is indexed or linked to an industry peer group stock performance index, so that there is a pay raise when the Company's stock price performance exceeds the peer group's stock performance level, and a pay cut when the Company's stock price performance falls below the peer group's stock performance level.

Reason: That the Executive pay would rise with good performance and it would fall when Corperate performance declines.

Sincerely,

4900 199666360
Col - 0416 - 0000 - 0073 2885822
Linda Fruend & Harold Fruend
JT Ten
764 E HWY 47
Troy, Missouri 63379

HAROLD G. FRUEND
764 E HWY 47
TROY, MO. 63379

7003 0500 0005 3445 8798

UNITED STATES POSTAL SERVICE

U.S. POSTAGE
PAID
TROY, MO
63379
JUL 14, '03
AMOUNT

0000

$4.42
00058652-04

Robert Feit
3A123

RETURN RECEIPT
REQUESTED

AT+T
VICE PRESIDENT-LAW
AND SECRETARY
AT+T CORP
ROOM 3A 123
ONE AT+T WAY
BEDMINSTER, NEW JERSEY
07921-0752

07921+2693 01

AT&T

Joseph P. Gallagher
Staff Manager
Office of the Corporate Secretary

One AT&T Way
Room 3A144J
Bedminster, NJ 07921
(908) 532-1959
FAX 908 234-7884

July 24, 2003

Mr. Harold Fruend
764 E. HWY 47
Troy, MO 63379

Dear Mr. Fruend:

This is in response to your letter dated April 29, 2003, which AT&T did not receive until July 17, 2003, regarding your request for the inclusion of a shareholder proposal in the 2004 Notice of Annual Meeting and Proxy Statement.

As you know, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 (h) (1) requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, SEC Rule 14a-8 (b) (1) also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

On July 18, AT&T's transfer agent, EquiServe, verified that you and Linda Fruend have a joint tenant account with a balance of 83.68 shares of AT&T common stock. Based on your ownership of 83.68 shares, you have not satisfied the SEC ownership requirement of securities with a value of at least $2,000, or 1% in market value of the Company's securities entitled to vote. In addition, you have not provided any evidence of any additional beneficial ownership of the Company's securities.

Page Two
Mr. Harold Fruend
Shareholder Proposal

In accordance with Rule 14a-8 (f) (1), by this letter AT&T hereby provides you with the opportunity to correct the ownership eligibility deficiency that I have referenced. The SEC Rules also require that your response must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,

Via FedEx

AT&T Historical stock prices [T]

Date	Last Ask	Last Bid	Average
7/17/2003	19	18.87	18.94
7/16/2003	19.65	19.12	19.39
7/15/2003	19.6	19.54	19.57
7/14/2003	19.74	19.17	19.46
7/11/2003	19.49	19.4	19.45
7/10/2003	19.35	19.15	19.25
7/9/2003	20	19.75	19.88
7/8/2003	19.84	19.7	19.77
7/7/2003	20	19.68	19.84
7/3/2003	19.5	18.5	19.00
7/2/2003	19.88	19.85	19.87
7/1/2003	19.52	18.91	19.22
6/30/2003	19.45	18.94	19.20
6/27/2003	19.33	19.25	19.29
6/26/2003	19.73	19.65	19.69
6/25/2003	19.91	19.65	19.78
6/24/2003	20.15	19.07	19.61
6/23/2003	20.14	19.91	20.03
6/20/2003	20.52	20.4	20.46
6/19/2003	20.44	20.25	20.35
6/18/2003	20.22	20.14	20.18
6/17/2003	20.05	20	20.03
6/16/2003	21.18	20.94	21.06
6/13/2003	20.91	20.8	20.86
6/12/2003	21.71	21.43	21.57
6/11/2003	20.58	20.45	20.52
6/10/2003	19.42	19.25	19.34
6/9/2003	19.4	19.2	19.30
6/6/2003	19.88	19.2	19.54
6/5/2003	19.74	19.06	19.40
6/4/2003	19.95	19.64	19.80
6/3/2003	19.53	19.41	19.47
6/2/2003	19.73	19.47	19.60
5/30/2003	19.69	19.29	19.49
5/29/2003	19.04	18.82	18.93
5/28/2003	18.6	17.62	18.11
5/27/2003	18.93	18.74	18.84
5/23/2003	19.42	19.23	19.33
5/22/2003	18.75	18.5	18.63
5/21/2003	18.37	18.05	18.21
5/20/2003	18.17	17.96	18.07
5/19/2003	17.6	17.35	17.48
5/16/2003	18.3	18.1	18.20

(SEC No-Action Letter)

***1 Motorola**, Inc.
Publicly Available **August 12, 2003**

LETTER TO SEC

July 18, **2003**

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: **Motorola**, Inc./ Securities Exchange Act of 1934 -Rule 14a-8

Exclusion of Joseph M. Siegman Proposal

Dear Ladies and Gentleman:

This is to advise you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of **Motorola**, Inc. ("Company" or "**Motorola**") to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders ("Proxy Materials"), the attached stockholder proposal ("Proposal") submitted under letter dated April 29, **2003** by Joseph M.Siegman ("Proponent") and received by the Company on May **12, 2003**. The Proponent requests that the Proposal be included in the Company's proxy material to be voted upon by its shareholders. The Company's next regularly scheduled annual meeting is tentatively scheduled for May 3, 2004 ("Annual Meeting").

The Proposal urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f). Because the Proponent has not met the eligibility requirements of Rule 14a- 8(b), this letter does not address substantive grounds for exclusion under Rule 14a-8(i). We respectively request that the staff of the Division of Corporation Finance ("Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter together with six (6) paper copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

Statement of Reasons to Exclude

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

Background:

The Proponent's Proposal was received by the Company on May **12, 2003**. The Proponent stated in his submission that he was "a current shareholder" and that his shares are "held by Mellon Investors Services, statement enclosed". The statement from Mellon Investor Services ("Mellon") enclosed with the Proposal is a quarterly statement issued in connection with the Company's dividend reinvestment program. It shows that the Joseph M. Siegman Trust ("Trust"), of which the Proponent is the Trustee, owned prior to January 15, **2003**, 4.5929 shares of **Motorola** common stock and on April 15, **2003** owned 4.6432 shares of **Motorola** common stock, with a market value of less than $40.00. The Mellon statement does not show how long the Trust has held the 4.5929 **Motorola** shares which were owned prior to January 15, **2003** and the Proponent does not state in the letter if he or the Trust has continuously held these **Motorola** shares for a year. The Proponent also did not state in his submission an intention to hold these shares through the date of the Company's Annual Meeting.

***2** The Company notified the Proponent by letter dated May 21, **2003** (attached hereto as Exhibit B) of the eligibility deficiencies of the Proposal and advised him that he must evidence his eligibility and comply with the procedural requirements within 14 days of his receipt of the Company's letter. The Company's letter explained that he must prove his eligibility by submitting a statement from the recordholder of the Proponent's shares stating that at the time the Proponent submitted the Proposal he had continuously been the owner of $2,000 in market value, or 1%, of the Company's stock for at least one year and that the Proponent had to state that he intended to hold these securities through the date of the Annual Meeting. The Company's May 21, **2003** letter was sent on May 22, **2003**, by Federal Express, priority overnight service. Attempted deliveries by Federal Express were unsuccessful until May 27, **2003** when the letter was received by the Proponent. (May 26, **2003** was the Memorial Day holiday.) A copy of an email and a tracking statement from Federal Express confirming that the letter was sent on May 22, **2003** and received on May 27, **2003** are attached hereto as Exhibit C. As of this date the Company has not received a response from the Proponent.

Legal Analysis

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Mellon statement enclosed with the Proponent's submission showed holdings by the Trust of less than $2,000 of the Company's voting securities. (Pursuant to guidance provided by the staff of the Securities and Exchange Commission in the Division of Corporation Finance: Staff Legal Bulletin No. 14, dated July 13, 2001 ("Staff Legal Bulletin No. 14"), market value is determined by multiplying the number of securities the shareholder held for the one-year period prior to the submission of the proposal by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. The highest selling price of **Motorola** common stock during the 60 calendar days prior to May **12, 2003** was $8.77 on April 7, **2003.)**. In addition the statement does not reflect continuous ownership of the shares. In Staff Legal Bulletin No. 14, the Staff expressly states that monthly, quarterly or other periodic statements do not sufficiently demonstrate continuous ownership under Rule 14a-8(b). The Proponent also did not state in his submission an intention to hold these shares through the date of the Company's Annual Meeting.

***3** The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period and to state an intention to hold the securities through the date of the company's annual meeting, as required by Rule 14a-8(b). See, e.g., General Motors Corporation (March 31, **2003)**.

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) and has failed to state an intention to hold the securities through the date of the Company's Annual Meeting, within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for him to establish that proof and state such intention and specifically informed him of the 14-day time period in which he had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, he is required under Rule 14a-8(b) to submit a written statement from the recordholder verifying that he has continuously held the Company's common stock for at least a year and to state that he intends to hold the securities through the Annual Meeting. As of this time the Company has not received a response from the Proponent.

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. The Company reserves the right to exclude the Proponent's proposal under Rule 14a-8(i), and supplement this letter accordingly, if the Staff is unable to confirm that the Proponent does not meet the eligibility requirements to submit this proposal under Rules 14a-8(b) and (f).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

*4 Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,
Carol H. Forsyte

Vice President, Corporate and Securities

MOTOROLA, INC.

1303 E. Algonquin Road, Schaumburg, IL 60196 T: (847) 576-7646

Stockholder Proposal

"RESOLVED: As a shareholder of **Motorola**, Inc. (the "Company") I urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals of Enron, WorldCom, and other companies, the role of stock options in executive compensation has become controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate the Company's stock price in order to exercise their stock options. In my opinion, cash compensation should prevail - executives should get 30% of their cash compensation in stock to focus senior executives on building the sustained profitability of the Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio Manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, as said 'I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downside of options.'

ENCLOSURE

Exhibit B

May 21, **2003**

MR. JOSEPH M. SIEGMAN

41 BURNING TREE LANE

DEERFIELD, IL 60015-4716

Re: **Motorola**, Inc. Stockholder Proposal

Dear Mr. Siegman:
We received on May **12, 2003**, your letter dated April 29, **2003**, requesting that **Motorola** include your proposal in its proxy materials to be voted upon by the **Motorola** shareholders.

Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. As discussed below, you have not met the eligibility requirements. You must prove your eligibility by responding to this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter. **Motorola** may exclude your proposal if you do not meet the eligibility requirements at that time.

***5** You state in your letter that you are a current shareholder and that your shares are held by Mellon Investor Services ("Mellon"). You enclosed with your letter a statement from Mellon showing that the Joseph M. Siegman Trust ("Trust"), of which you are the Trustee, owned prior to January 15, **2003**, 4.5929 shares of **Motorola** common stock and on April 15, **2003** owned 4.6432 shares of **Motorola** common stock. These shares have a market value of about $40. (Pursuant to guidance provided by the staff of the Securities and Exchange Commission in the Division of Corporation Finance: Staff Legal Bulletin No. 14, dated July 13, 2001, market value is determined by multiplying the number of securities the shareholder held for the one-year period prior to the submission of the proposal by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. The highest selling price of **Motorola** common stock during the 60 calendar days prior to May **12, 2003** was $8.77 on April 7, **2003.**) You do not state in the letter if you have continuously held these **Motorola** shares for a year and, although you state that you "expect" to be at **Motorola's** annual meeting next year, you do not state that you will continue to hold these shares until the next annual meeting.

The records at Mellon indicate that on May **12**, 2002, the Trust held 4.5619 shares of **Motorola** common stock and that no other shares of **Motorola** common stock were held by you or the Trust. The records at Mellon also show that on March 3, 1997 you transferred a certificate representing 100 shares of **Motorola** common stock and on September 15, 1997 you transferred a certificate representing 200 shares of **Motorola** common stock. (Since that date **Motorola** effected a 3-for-1 stock split, effective June 1, 2000.) Mellon has no information as to whom those shares were transferred.

Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal to be included in **Motorola's** proxy materials, you must have continuously held at least $2000 in market value, or 1%, of **Motorola** common stock for at least one year by the date you submitted the proposal and must continue to hold those securities through the date of the company's next annual meeting of stockholders. This rule requires that at the time that you submit your proposal you must prove your eligibility to **Motorola** by submitting a written statement from the "record" holder of your shares (if applicable) verifying that, at the time that you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the next annual meeting of stockholders.

Motorola may exclude your proposal if you do not meet these eligibility requirements. Since you did not prove your eligibility at the time that you submitted your proposal, you must prove your eligibility as discussed above by responding to this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter.

***6** Best regards,
Jeffrey A. Brown

Senior Corporate Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

August 12, 2003

Publicly Available **August 12, 2003**

Re: **Motorola**, Inc.

Incoming letter dated July 18, **2003**

The proposal relates to stock option grants to senior executives.

There appears to be some basis for your view that **Motorola** may exclude the

2003 WL 21939620 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 AT&T Corp.**
Publicly Available March 20, 2003

LETTER TO SEC

January 27, 2003

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal Submitted by

Joseph E. Kuklo

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Joseph E. Kuklo (the "Proponent") by letter dated August 8, 2002 and received by the Company on August 12, 2002. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that "the Top Salary be capped at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a- 8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)and RULE 14a-8(f)(1)IF THE

PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. On the date his submission was received, August 12, 2002, the Proponent was the record owner of 140 shares of AT&T Corp. common stock in three separate accounts (see attached). According to Staff Legal Bulletin No. 14, dated July 13, 2001, the market value of a shareholder's securities is determined by looking at whether, "on any date within 60 calendar days before the date the shareholder submits the proposal [FN1], the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices". During the 60 calendar day period, June 12, 2002 to August 12, 2002, the highest average of the bid and ask prices at which AT&T common stock traded on the New York Stock Exchange (see attached) was $10.65 on June 28, 2002. Accordingly, the value of the Proponent's holdings never exceeded $1,439.20 during this period. The Company notified Proponent of this procedural deficiency in a letter (see attached) dated August 16, 2002 (sent within 14 calendar days after receiving the Proposal on August 12, 2002) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal". In his response dated August 21, 2002 (see attached) the Proponent conceded his failure to own $2,000 in market value stating that "at the next annual AT&T shareholders meeting, the market value of these (3) AT&T accounts will be achieved." This undertaking is obviously insufficient since according to Rule 14a-8(b)(i) the Proponent has to hold the securities for at least one year prior to the date of the submission. See also Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, July 13, 2002, at p. 11. Since Proponent failed to satisfy the requirement of ownership of securities with a value of at least $2,000, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Actuant Corp., October 9, 2002.

FN1. The Company assumed the date of submission to be the date that we received the Proposal not the date of the Proposal, but the result would be the same regardless of the date chosen.

End of Footnote(s).

*2 Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,
John W. Thomson

AT&T

Room 3A140

One AT&T Way

Bedminster, NJ 07921

908 532-1901

ENCLOSURE

August 8, 2002

A T & T CORP.

% SECRETARY

295 N. MAPLE AVE.

BASKING RIDGE, NJ 07920

Sir/Ma'am :
With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-findings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis- management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of THREE accounts, totaling 140 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,
Joseph E. Kuklo

ENCLOSURE

August 16, 2002

MR. JOSEPH E. KUKLO

110 KEENE STREET

MOSCOW, PA 18444

Dear Mr. Kuklo:
This is in response to your letter of August 8 regarding your request for the inclusion of a shareholder proposal in the 2003 Notice of Annual Meeting and Proxy Statement.

As you may be aware, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent or by the proponent's representative who is qualified under state law to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

***3** As a registered holder of AT&T securities, our transfer agent, EquiServe, has verified the account information that you provided to AT&T in your letter of August 8. However, consistent with the Regulation 240.14a-8, you must also provide AT&T with a written statement that you intend to continue ownership of the shares through the date of the company's annual meeting in 2003. In accordance with the SEC rule requirement that I have referenced, your response to AT&T's inquiry on this matter must be postmarked, or transmitted electronically, no later than fourteen days from the date that you received AT&T's notification.

Very truly yours,
Joseph P. Gallagher - Manager

Office of the Corporate Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 20, 2003

Publicly Available March 20, 2003

Re: AT&T Corp.

Incoming letter dated January 27, 2003

The proposal relates to placing a cap on top salaries.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of AT&T's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the

Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***4** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 1528289 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 Actuant** Corporation
Publicly Available October 9, 2002

LETTER TO SEC

September 4, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Actuant Corporation

SEC File No. 1-11288

Shareholder Proposal Submitted by Mr. John Chevedden

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), to respond to the letter, dated August 24, 2002, from Mr. John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"). The Proponent's letter refers to the proposed shareholder resolution and statement of support (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") and the Company's request dated August 13, 2002, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, for the concurrence of the Staff of Division of Corporation Finance that no enforcement action will be recommended to the Commission if the Company omits the proposal from the Proxy Materials (the "Request Letter").

After reviewing the Proponent's August 24 letter, the Company believes that the Request Letter demonstrates why the Proposal may be omitted from the Proxy Materials. This letter will respond to the arguments made by the Proponent in his August 24, 2002 letter to the Commission.

The Company believes that the Proposal may be omitted pursuant to Rule 14a- 8(b). The Proponent does not hold the $2,000 in market value required pursuant to Rule 14a-8(b). Despite repeated requests, the Proponent has failed to provide any ownership information which substantiates his eligibility to submit the Proposal pursuant to the Rule 14a-8(b) requirements. Rule 14a-8 states that "you must be eligible and follow certain procedures." The Proponent knew he was not eligible because he did not hold the $2,000 in market value, but went ahead and violated Rule 14a-8 by submitting a request. The Company checked its records concerning number of shares and even followed up with the Proponent. The Company was able last year to exclude a different, but similar, proposal of the Proponent because he did not hold the requisite number of shares at that time. Consequently, the Company after checking with its transfer agent, had reason to believe that when the Proponent submitted a shareholder proposal this year that he did not again hold the requisite number of shares. The Company confirmed with U.S. Bank, its transfer agent, that the Proponent had not acquired any additional securities since last year and continues to fail to own the requisite amount of shares. The Company met its burden to look at its own records to determine whether the Proponent is eligible to submit the proposal and gleaned that he is not. Thereafter, the Company notified the Proponent of his deficiency and the Proponent has failed to demonstrate that he is eligible to submit the proposal pursuant to Rule 14a-8(b). The Proponent does not deny that he did not hold sufficient shares to meet Rule 14a-8.

*2 For the foregoing reasons and the other reasons contained in the Company's Request Letter, the Company still requests that the Commission not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,
Walter J. Skipper

QUARLES & BRADY LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Tel 414.277.5000

ENCLOSURE

August 24, 2002

OFFICE OF CHIEF COUNSEL

MAIL STOP 0402

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGECOMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Actuant Corporation (ATU)

SEC File No. 1-11288

Ladies and Gentlemen:
With the burden of proof on the company, the company has rested its case on a purported oral chat with an unnamed person. The words of the company are, "According to an oral ..."

The company oral support theory is clearly a casual response to the formal requirements of Rule 14a-8 and Staff LegalBulletin No. 14.

The company is implicitly asking the Office of Chief Counsel to rely on an oral chat to make a determination that would further the company stand to limit shareholder input to the company.

Sincerely,
John Chevedden

Shareholder

ENCLOSURE

August 13, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Actuant Corporation

SEC File No. 1-11288

Filing Pursuant to Rule 14a-8(j)

Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:
On behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) as promulgated under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of this letter, the proposal in the form of a proposed shareholder resolution and supporting statement (the

"Proposal") submitted by Mr. John Chevedden (the "Proponent"), and the other enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") for the reason set forth below. We submit this letter to respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials.

***3** The Company presently expects to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about November 30, 2002.

Summary of Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials under Rules 14a-8(b) and (f) because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so.

The Proposal, Notifications of Deficiencies and Failure to Remedy

On July 18, 2002, the Company received via facsimile the enclosed letter from the Proponent transmitting a proposal (the "July 18 Proposal"). The July 18 Proposal is in the form of a request that the Company "seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption." With regard to his eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's letter simply stated: "Rule 14a-8 requirements are intended to be met."

As counsel for the Company, the undersigned responded to the Proponent's July 18 Proposal with the enclosed letter dated July 22, 2002 (the "July 22 Letter"). In accordance with Rule 14a-8(f), the July 22 Letter: (i) advised the Proponent of the eligibility requirements set forth in Rule 14a-8(b); (ii) advised the Proponent that because the Proponent's July 18, 2002 letter did not indicate that he owned any Company stock when he submitted his Proposal and during the preceding year or submit any documentation to verify his ownership, that it was the Company's position that he had not demonstrated that he was eligible to submit a shareholder proposal for the Company's 2003 Annual Meeting pursuant to Rule 14a-8; (iii) accordingly, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his proposal for such reason; and (iv) invited the Proponent to demonstrate that he was in fact eligible to submit a proposal under the requirements set forth in Rule 14a-8(b) and notified him of the time frame for his response.

On August 5, 2002, the shareholder responded to the July 22 Letter by e-mail to the undersigned (the "August 5 Response"). The e-mail, of which a copy is attached hereto, does not provide any proof of ownership, but merely states that the Proponent "will continue to hold all the shares of record until 30 days or more after the conclusion of the 2003 or next annual shareholder meeting."

Grounds for Exclusion

Rule 14a-8(b) and (f)

*4 The Company believes that the July 18 Proposal may be omitted pursuant to Rules 14a-8(b) and (f). Under Rule 14a-8(b), as the Proponent was notified in the July 22 Letter, to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the July 18 Proposal at the meeting for at least one year by the date he submitted the July 18 Proposal (and must continue to hold those securities through the date of the meeting).

The number of shares of record held by the Proponent does not independently satisfy the ownership requirements of Rule 14a-8(b). According to an oral confirmation from US Bank, the Company's transfer agent, the Proponent is the record holder of 17 shares of the Company's common stock which has been the same for prior years. [FN1] The market value of the Proponent's securities, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $721.65. [FN2] Because the Proponent is not a record holder of enough shares to satisfy the Rule 14a-8(b) requirements, the Proponent is required to substantiate his ownership of the additional requisite amount of shares. The Proponent has failed to provide any ownership information which substantiates his eligibility under Rule 14a-8(b). Mr. Chevedden was told he had 14 calendar days upon receipt of the Letter to respond to the Company's July 22 Letter. The Company overnighted the July 22 Letter to Mr. Chevedden on July 22, 2002 (received on July 23, 2002). Although the Company received the August 5 Response within the 14 day time frame, the August 5 Response fails to provide any ownership information to substantiate that the Proponent owns the requisite numbers of shares.

FN1. This amount accounts for a 5 for 1 reverse stock split which was effected on January 25, 2001.

FN2. Staff Legal Bulletin No. 14 indicates that generally a shareholder's investment should be based on the average of the bid and ask prices. However, because the Company lists on the New York Stock Exchange, the Bulletin indicates that a valuation determination should be made by multiplying the number of securities the shareholder owns by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. The highest selling price of the Company's common stock during the 60 calendar days before the Proponent submitted his proposal was $42.45 per share, which price was reported on June 18, 2002.

End of Footnote(s).

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). See Weirton Steel Corporation (avail. March 9, 2001); Unocal Corporation (avail. February 25, 1997); Commercial Federal Corporation (avail. August 28, 1996).

Conclusion

*5 The July 22 Letter timely gave Mr. Chevedden the opportunity to demonstrate that he was eligible to submit the Proposal to the Company pursuant to Rule 14a-8. However, Mr. Chevedden has failed to comply with the requests of the July 22 Letter.

Mr. Chevedden was advised in the July 22 Letter, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his Proposal if he failed to demonstrate his eligibility to submit a shareholder proposal, pursuant to Rule 14a-8(b).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons discussed in this letter.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,
Walter J. Skipper

LETTER TO SEC

September 9, 2002

OFFICE OF CHIEF COUNSEL

MAIL STOP 0402

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGECOMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Actuant Corporation (ATU)

SEC File No. 1-11288

Ladies and Gentlemen:
The company, finding a need to send another letter to the Office of Chief Council, again failed to provide any information beyond an alleged verbal chat with an unnamed person.

The purported company grounds ring hollow based solely on a purported oral chat with an anonymous person.

Sincerely,
John Chevedden

Shareholder

ENCLOSURE

July 22, 2002

MR. JOHN CHEVEDDEN

2215 NELSON AVENUE, NO. 205

REDONDO BEACH, CALIFORNIA 90278

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:
This letter is in response to the shareholder proposal you submitted to Actuant Corporation (the "Company") via facsimile on July 18, 2002. This letter is to notify you that the Company intends to exclude your proposal if you fail to provide substantiation of your stock ownership in the Company pursuant to the requirements of Rule 14a-8(b). Because of your failure to follow the provisions of Rule 14a-8, we are not required to list the other deficiencies with your proposal, but we are reserving our rights to do so at a later date.

Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. On behalf of the Company, we have contacted its transfer agent regarding your recorded ownership of shares. According to the transfer agent you currently hold 17 shares of the Company's common stock. This amount is not sufficient for eligibility under Rule 14a-8(b). Consequently, the Company cannot independently verify your eligibility and you must prove your eligibility by providing documentation that you own enough additional shares to satisfy the requirements.

*6 To prove your eligibility, you must do one of the following:

(i) submit to the Company a written statement from the record holder of your securities (usual a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

(ii) provide the Company with a Schedule 13D, Schedule 13G, Form 4 or Form 5 which demonstrates your ownership as of or before the date on which the one- year eligibility period begins, along with a statement that you have owned the requisite number of securities for the one-year period prior to the date of the statement.

Along with one of these form of documentation, you are also required to provide a written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting.

We have included a copy of Rule 14a-8 and a copy of Staff Legal Bulletin No. 14 with the letter. You may reference these items if you have any further questions on how to prove your eligibility. You have 14 calendar days to respond to this notice. Your response must be postmarked, or transmitted electronically to the Company, no later than 14 days from the date you receive this notice. You may contact me if you have any questions.

Very truly yours,
Walter J. Skipper

ENCLOSURE

July 18, 2002

MR. ROBERT C. ARZBAECHER

CHAIRMAN

ACTUANT CORPORATION (ATU)

6100 NORTH BAKER ROAD

MILWAUKEE, WI 53209

Dear Mr. Arzbaecher and Directors of Actuant Corporation (ATU),

This Rule 14a-8 shareholder proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met. The consideration of the company and Directors is appreciated.

Sincerely,
John Chevedden

Shareholder

Actuant Corporation

3 - SHAREHOLDER VOTE ON POISON PILLS

PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

Shareholders request that the company seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption. This applies at the time that the definitive proxy statement is submitted to the Securities and Exchange Commission in preparation for each future annual meeting after adoption of this proposal. A shareholder vote on this topic can serve as a meaningfulcheck-and-balanceinput to our directors on this key topic.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

SUPPORTING STATEMENT

Why enable shareholders to vote on the poison pill topic?

• The Council of Institutional Investors www.cii.org - an association of institutional investors whose assets exceed $1 Trillion - recommends poison pills first be approved by shareholders.

*7 • Institutional investors own 78% of Actuant stock.

• Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: Wall Street Journal

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff with specialized resources, combined with a fiduciary duty and an independent perspective to thoroughly study the issues involved in this topic.

This Topic Consistent with Shareholder Value

A 2001 study at Harvard Business School and the University of Pennsylvania's Wharton School studied the relationship between their corporate governance index for 1,500 companies and firm performance from 1990 to 1999. Result: Good corporate governance was positively and significantly related to company value. This index included whether a company had a poison pill.

An Objective Company Position Statement

Our directors are encouragedto include in the company position statement to this proposal a list of 10 recent and respected articles and/or studies that support this topic. Also to make the full text available to shareholders upon request, in a 24-hour email response where possible. These reports/studies are expected to increase the opportunity for our Directors to give this topic an objective evaluation.

SHAREHOLDER VOTE ON POISON PILLS

PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

From a fairness perspective it is expected that if the company deletes any of the formatting elements of this proposal that the company similarly delete those specific formatting elements throughout the complete definitive proxy.

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 9, 2002

Publicly Available October 9, 2002

Re: Actuant Corporation

Incoming letter dated August 13, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that Actuant may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Actuant's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Actuant omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

***8** Sincerely,

Keir D. Gumbs

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31269691 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 19, 2003

The proposal relates to executive compensation.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of$ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that AT&T failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in AT&T's request for additional information from the proponent. Accordingly, unless the proponent provides AT&T with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel